SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                            Basic Empire Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  069851 30 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 069851 30 1                      13D                 Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL GROUP, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    714,285 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    714,285 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     714,285 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     65.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069851 30 1                      13D                 Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    89,285
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          714,285
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    89,285       S
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    714,285
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     803,570
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069851 30 1                      13D                 Page 4 of 6 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Basic Empire Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.
________________________________________________________________________________
Item 2.  Identity and Background.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Halter Financial Group, Inc., a Texas corporation ("HFG, Inc."); and Timothy P. Halter, a citizen of the United States and sole shareholder of HFG, Inc. ("Halter").

     HFG, Inc. is a Texas corporation, the principal business of which is to provide financial consulting services. The principal business address of HFG, Inc., which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Halter's principal occupation or employment is serving as the President of HFG, Inc. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a transaction dated May 25, 2004, HFG, Inc. purchased for a price of $200,000 in cash, 714,285 newly issued shares of Stock from the Issuer. As consideration for Halter's agreement to serve as an officer and director of the Issuer, on May 26, 2004 Halter, individually, received warrants convertible into 89,285 shares of Stock at a price of $0.28 per share. HFG, Inc. used "working capital" to purchase its Stock. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. At the time of filing, Halter has not exercised any rights under the warrants. If Halter decides to exercise his rights under the warrants he anticipates using personal funds to purchase his shares of Stock.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired their interests in the Issuer pursuant to a transaction whereby Halter would become the president and a director of the Issuer. The purpose of this transaction is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of newly issued shares of common stock.

     At the time of filing, neither the Issuer nor the Reporting Persons have any formal plans or proposals with regard to such a reverse merger. Upon identification of a suitable reverse merger candidate, the candidate would be merged into the Issuer and the primary business of the candidate would become the primary business of the Issuer. The purpose of such a reverse merger transaction  is to  allow  the  private  company  candidate  to  become a public reporting company pursuant to the Securities Exchange Act of 1934. Once a reverse merger transaction has occurred it is expected that Halter will resign his positions as officer and director and a new board of directors will be elected.
________________________________________________________________________________

CUSIP No. 069851 30 1                      13D                 Page 5 of 6 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     Pursuant to Rule 13d-3(a), at the close of business on May 26, 2004, HFG, Inc. may be deemed to be the beneficial owner of 714,285 shares of the Stock, which constitutes approximately 65.6% of the 1,089,077 shares of the Stock outstanding on May 26, 2004 (the "Outstanding Shares"). HFG, Inc., either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on May 26, 2004, Halter, individually and as sole shareholder of HFG, Inc., may be deemed to be the beneficial owner of 803,570 shares of the Stock, which constitutes approximately 68.2% of the Outstanding Shares and consists of (i) the 714,285 shares described in the preceding paragraph and (ii) warrants convertible into 89,285 shares of Stock beneficially owned by Halter separately. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

     Transactions effected in the last 60 days:

----------------- ------------- ----------------- ---------------- -------------
Reporting Person  Date          Number of Shares  Price per Share  How the
                                                                   transaction
                                                                   was effected
----------------- ------------- ----------------- ---------------- -------------
HFG, Inc.         May 25, 2004  714,285           $0.28            Private
                                                                   Subscription
                                                                   Agreement
----------------- ------------- ----------------- ---------------- -------------
Halter            May 26, 2004  89,285            $0.28            Warrant
                                                                   Agreement
----------------- ------------- ----------------- ---------------- -------------

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1: Subscription Agreement dated May 25, 2004 by and between Basic Empire Corporation and Halter Financial Group, Inc.

Exhibit 10.2: Warrant Agreement dated May 26, 2004 issued by Basic Empire Corporation to Timothy P. Halter
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  May 27, 2004


                                                 Halter Financial Group, Inc.,
                                                 a Texas corporation

                                                 By:   /s/ Timothy P. Halter
                                                      --------------------------
                                                 Its: President




                                                  /s/ Timothy P. Halter
                                                 -------------------------------
                                                 Timothy P. Halter